EXHIBIT (a)(2)

                                                           January 27, 1997


        Dear Unitholder:

             We are writing to you to explain why ARV Assisted Living, Inc. and its wholly owned subsidiary LAVRA, Inc. (together, the "Bidders") are still trying to purchase your units of limited partnership interest ("Units") of Senior Income Fund L.P. (the "Partnership") for $5.90 per Unit and why it is not in your best interests to accept their offer.

             You will soon, if you have not already, be receiving a new letter from the Bidders. When you read it, bear in mind that they are trying to convince you to sell your Units to them so they can profit from the Partnership's anticipated sale of all its properties. In this respect, you should consider the following:

        1. BIDDERS FEAR COMPETITIVE PROCESS. The Bidders are fully aware of the Partnership's efforts now underway to market all of its properties (see below), and have been invited to participate in that process, yet they refuse to competitively bid for the properties with all other buyers -- probably because they are afraid that a competitive process would lead to a per Unit purchase price in excess of their $5.90 per Unit offer. As discussed below, the Partnership expects to receive offers for all its assets by February 19, 1997. DON'T LET THE BIDDERS PRESSURE YOU INTO HELPING THEM ESCAPE THE COMPETITIVE PROCESS BY TENDERING YOUR UNITS BEFORE THE PARTNERSHIP HAS RECEIVED THESE OFFERS! For any Unitholders who may have tendered their Units, we have enclosed a withdrawal form which may be used before the expiration of the offer, currently January 31, 1997, to withdraw any Units that you may have previously tendered.

        2. ASSETS FOR SALE. The Partnership has already engaged CB Commercial Real Estate Group Inc., a recognized real estate broker with expertise in the congregate care industry ("CB Group"), which is actively marketing all of the Partnership's properties for sale. In this regard, THE PARTNERSHIP HAS ALREADY RECEIVED A WRITTEN OFFER TO PURCHASE ALL OF THE PARTNERSHIP'S PROPERTIES AT A PURCHASE PRICE WHICH WOULD RESULT IN A PER UNIT LIQUIDATING CASH DISTRIBUTION BEING MADE TO ALL UNITHOLDERS IN EXCESS OF THE BIDDERS' $5.90 PER UNIT OFFER. In addition, as many as twenty-two unaffiliated third parties have already shown an interest in the properties by entering into confidentiality agreements and, in return, such parties have received comprehensive information packages describing the properties. Furthermore, representatives of eight prospective purchasers have already toured the Partnership's properties. CB Group has required that all offers be received by the Partnership by February 19, 1997 -- approximately three weeks from today -- and the Partnership anticipates closing such sale before June 30, 1997 or earlier, if possible.

        3. OBTAINING HIGHEST PRICE. As previously disclosed, the Partnership believes its marketing efforts should facilitate the Partnership's goal of obtaining the highest price for all its properties, thereby maximizing the value of your Units. We expect that the net proceeds from such sale, together with the Partnership's remaining cash, would result in liquidating cash distributions being made to all Unitholders in excess of the Bidders' $5.90 per Unit offer. CB Group's marketing efforts to date have reinforced this belief. As we have previously stated, there can be no assurance as to the price of any actual sale of the Partnership's properties or that any transaction will be consummated.

        4. THE GENERAL PARTNER WORKS FOR YOU. Contrary to the Bidders' assertions, the General Partner has always acted in your best interests regarding both the Partnership's properties and your Units. Your continued trust in the General Partner has resulted in an extraordinary increase in the amount offered for your Units since the initial offer made in October 1996. See for yourself --

             Date            Description              Offer Price
             ----            -----------              -----------
             October 1996    Equity Resource's        $1.50 per Unit
                               Tender Offer
             October 1996    ARV's Offer to General   $4.25 per Unit
                               Partner
             November 1996   ARV's First Tender       $5.00 per Unit
                               Offer
             December 1996   ARV's Amended Tender     $5.90 per Unit
             - present         Offer

        5. BIDDERS' CONFLICT. By purchasing your Units for $5.90 per Unit, the Bidders expect to make a profit for themselves to the extent that the ultimate net sale proceeds per Unit from a sale of the Partnership's properties results in special cash distributions to all Unitholders in excess of the Bidders' $5.90 per Unit offer, an event which, as discussed above, the Partnership anticipates will occur.

             THE PARTNERSHIP RECOMMENDS THAT YOU REJECT THE BIDDERS' OFFER AND NOT TENDER YOUR UNITS. Holders of approximately 91.4% of the outstanding Units agreed that $5.90 per Unit was not enough for them to sell their Units by rejecting the Bidders' first offer. Furthermore, the Partnership understands that those few Unitholders who sold their Units to the Bidders' in their first offer were not paid by the Bidders for more than one month after their offer expired.

             Although the Bidders' current offer provides Unitholders who desire immediate liquidity the opportunity to receive cash for their Units currently and avoid the inherent business, real estate, timing and other general economic risks associated with the Partnership's marketing of its properties followed by a subsequent distribution of the sale proceeds to Unitholders, the sale of the Partnership's properties, which is currently being undertaken, is expected to result in cash distributions being made to all Unitholders in excess of the Bidders' $5.90 per Unit offer. AGAIN, THE PARTNERSHIP RECOMMENDS THAT YOU REJECT THE OFFER AND NOT TENDER YOUR UNITS.

             For any Unitholders who may have tendered their Units in the Bidders' current offer, we have enclosed a withdrawal form which may be used before the expiration of the offer, currently January 31, 1997, to withdraw any Units that you may have previously tendered. If you have any questions concerning this letter or the withdrawal form, please contact D.F. King & Co., Inc., which we have engaged to assist in responding to your inquiries, toll free at (800) 758-5378.

        Very truly yours,

        Moshe Braver
        President
        Senior Income Fund Inc.
        General Partner